This filing is made pursuant to Rule 424(b)(2)
under the Securities Act of 1933 in connection with
Registration No. 333-233119

PRICING SUPPLEMENT

(To Prospectus dated August 8, 2019 and

Prospectus Supplement dated August 8, 2019)

$2,000,000,000

$1,250,000,000 0.875% Medium-Term Notes, Series A, due July 7, 2023

$750,000,000 1.200% Medium-Term Notes, Series A, due July 8, 2025

We are offering $1,250,000,000 aggregate principal amount of 0.875% Medium-Term Notes, Series A, due July 7, 2023 (the “2023 Notes”) and $750,000,000 aggregate principal amount of 1.200% Medium-Term Notes, Series A, due July 8, 2025 (the “2025 Notes”). The 2023 Notes and the 2025 Notes are collectively referred to herein as the “Notes.” The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2023 Notes on January 7 and July 7 of each year and at maturity. We will pay interest on the 2025 Notes on January 8 and July 8 of each year and at maturity. The first interest payment on the 2023 Notes will be on January 7, 2021 and the first interest payment on the 2025 Notes will be on January 8, 2021. We may redeem some or all of the Notes at any time at our option at the applicable redemption prices set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-1 of the prospectus supplement and in our Annual Report on Form 10-K for the year ended March 31, 2020 as filed with the Securities and Exchange Commission.

	2023 Notes		2025 Notes
	Per Note	Total	Per Note	Total
Public Offering Price (1)	99.968%	$1,249,600,000	99.976%	$749,820,000
Underwriting Discount	0.225%	$2,812,500	0.350%	$2,625,000
Proceeds, Before Expenses, to AHFC	99.743%	$1,246,787,500	99.626%	$747,195,000

(1)	Plus accrued interest, if any, from July 8, 2020, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry only form through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about July 8, 2020.

Joint Book-Running Managers

BNP PARIBAS	J.P. Morgan	Mizuho Securities	Wells Fargo Securities

(2023 Notes and 2025 Notes)

Co-Managers

Citigroup	MUFG	TD Securities

(2023 Notes and 2025 Notes)

CastleOak Securities, L.P.	Loop Capital Markets	Ramirez & Co., Inc.

(2023 Notes)

The date of this pricing supplement is July 6, 2020.

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. Neither we nor the underwriters have authorized anyone to provide you with any other information, and neither we nor the underwriters take responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is representative as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then. Neither we nor the underwriters are making an offer to sell the Notes offered by this pricing supplement in any jurisdiction where the offer, solicitation or sale is not permitted.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes each tranche of Notes being offered;

•	the accompanying prospectus supplement which describes AHFC’s Medium-Term Notes, Series A; and

•	the accompanying prospectus which describes generally certain debt securities of AHFC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and AHFC’s Medium-Term Notes, Series A described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured, unsubordinated obligations;

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding;

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future;

•	will be denominated and payable in U.S. dollars; and

•	will be issued in minimum denominations of $2,000 and increased in multiples of $1,000.

The 2023 Notes:

The following terms apply to the 2023 Notes:

Principal Amount: $1,250,000,000

Trade Date: July 6, 2020

Original Issue Date: July 8, 2020

Stated Maturity Date: July 7, 2023

Interest Rate: 0.875% per annum, accruing from July 8, 2020

Interest Payment Dates: Each January 7 and July 7, beginning on January 7, 2021 (short first coupon), and at Maturity

Day Count Convention: 30/360

Business Day Convention: Following (unadjusted); If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WDK4 / US02665WDK45

The 2025 Notes:

The following terms apply to the 2025 Notes:

Principal Amount: $750,000,000

Trade Date: July 6, 2020

Original Issue Date: July 8, 2020

Stated Maturity Date: July 8, 2025

Interest Rate: 1.200% per annum, accruing from July 8, 2020

Interest Payment Dates: Each January 8 and July 8, beginning on January 8, 2021, and at Maturity

Day Count Convention: 30/360

Business Day Convention: Following (unadjusted); If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WDL2 / US02665WDL28

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on such Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points in the case of the 2023 Notes and 15 basis points in the case of the 2025 Notes, plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, and Wells Fargo Securities, LLC, or their respective affiliates, and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates ceases to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the holders of the Notes create and issue additional notes having the same ranking, interest rate, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) in some cases, the first interest payment date; provided, however, such additional notes must be fungible with the previously issued notes for U.S. federal income tax purposes. Additional notes will be considered part of the same series of notes as such Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may from time to time, without notice to or the consent of the holders of the Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Book-Entry Notes and Form

Each tranche of Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank SA/NV and Clearstream Banking, S.A.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated July 6, 2020, between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated August 8, 2019, between us and the agents named in the prospectus supplement as supplemented by the Agent Accession Letter of ING Financial Markets LLC, dated June 22, 2020, and the corresponding Confirmation Letter of AHFC, dated June 22, 2020, we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the respective principal amounts of each tranche of Notes set forth below opposite their names.

Underwriter	Aggregate Principal Amount of 2023 Notes	Aggregate Principal Amount of 2025 Notes
BNP Paribas Securities Corp.	$265,625,000	$159,375,000
J.P. Morgan Securities LLC	265,625,000	159,375,000
Mizuho Securities USA LLC	265,625,000	159,375,000
Wells Fargo Securities, LLC	265,625,000	159,375,000
Citigroup Global Markets Inc.	50,000,000	37,500,000
MUFG Securities Americas Inc.	50,000,000	37,500,000
TD Securities (USA) LLC	50,000,000	37,500,000
CastleOak Securities, L.P.	12,500,000	—
Loop Capital Markets LLC	12,500,000	—
Samuel A. Ramirez & Company, Inc.	12,500,000	—

Total	$1,250,000,000	$750,000,000

The Notes will not have established trading markets when issued. The Underwriters may from time to time make a market in one or more tranches of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for any tranche of Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.135% of the principal amount of the 2023 Notes and 0.200% of the principal amount of the 2025 Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.090% of the principal amount of the 2023 Notes and 0.150% of the principal amount of the 2025 Notes, as applicable. After the initial offering of the Notes to the public, the Underwriters may change the public offering prices, concessions and reallowances of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with this offering, BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, and Wells Fargo Securities, LLC, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for AHFC and its subsidiaries, for which they received or will receive customary fees and expenses. In addition, certain affiliates of the Underwriters are or have been lenders under AHFC’s and its subsidiaries’ credit facilities and term loans, for which they have received or will receive fees under agreements they have entered into with AHFC or its subsidiaries.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC or its subsidiaries. If any of the Underwriters or their affiliates have a lending relationship with AHFC or its subsidiaries, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to AHFC or its subsidiaries consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s or its subsidiaries’ securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. AHFC has also agreed to reimburse the Underwriters for certain expenses.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

LEGAL MATTERS

In the opinion of David Peim, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 8, 2018, between AHFC and the Trustee (as supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the Trustee and other matters, all as stated in the letter of such counsel dated August 8, 2019 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-233119) filed with the Securities and Exchange Commission on August 8, 2019.